Sol-Gel Technologies Appoints Michael Glezin Vice
President, Business Development

NESS ZIONA, Israel, October 3, 2022—Sol-Gel Technologies, Ltd. (NASDAQ: SLGL), a dermatology company focused on identifying, developing, commercializing or partnering branded and generic topical drug products for the treatment of skin diseases, announced today the appointment of Michael Glezin to the position of Vice President, Business Development. In this position, Mr. Glezin will be responsible for identifying new in-licensing business opportunities as well as potential commercial partners for the Company’s approved products in ex-US territories.

“We are very pleased to have Michael join the Company as we expand our business development efforts,” stated Alon Seri-Levy, PhD, Chief Executive Officer of Sol-Gel.  “Michael’s experience in broad portfolio management - identifying new products for in-licensing as well as distributors and territories for out-licensing - will support our future growth.  Michael’s contribution is expected to strengthen Sol-Gel’s ability to build its partnered revenue streams, monetize its microencapsulation technology platform, and expand the commercial footprint of its approved drugs beyond the U.S. market.”

Previously, Mr. Glezin was a Senior Business Development Executive at Dexcel Pharma, based in Or Akiva, Israel. Mr. Glezin has over a decade of experience successfully leading both in-licensing and out-licensing deals in multiple territories such as Europe,the U.S. and Israel.  Throughout his career, he has identified technology transfer opportunities for both prescription and over-the-counter drug segments, as well as led numerous merger and acquisition deals in Europe and surrounding areas.

Mr. Glezin commented, “I am excited to join Sol-Gel at this exciting time following its first two drug approvals and Galderma partnership deal – a strong validation of the application of its microencapsulation drug delivery technology.  I look forward to identifying strategic opportunities for the Company to apply its novel technology, as well as to maximize the Company’s revenue-generating opportunities in international markets.”

Mr. Glezin has an Executive MBA from Haifa University in Israel in partnership with Tongi University in China.  He has a BA from Haifa University in Economics and Management and  he studied Accounting at Bar Ilan University.

About Sol-Gel Technologies

Sol-Gel is a dermatology company focused on identifying, developing and commercializing branded and generic topical drug products for the treatment of skin diseases. Sol-Gel leveraged its proprietary microencapsulation technology platform for TWYNEO, which is approved for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved for the treatment of inflammatory lesions of rosacea in adults. Both drugs are exclusively licensed to Galderma for U.S. commercialization. Founded in 1981, Galderma is the world’s largest independent dermatology company.

The Company’s pipeline also includes topical drug candidates SGT-210, SGT-310 and SGT-510 under investigation for the treatment of plaque psoriasis and other dermatologic indications.

For additional information, please visit www.sol-gel.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the benefits we expect to receive from appointing a Vice President, Business Development; the benefits we expect to receive under our agreement with Galderma; expected net sales and royalty income in line with volume growth of EPSOLAY and/or TWYNEO; and our expected cash runway. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risk that we will not receive all of the anticipated benefits under our agreement with Galderma, the risk that EPSOLAY and/or TWYNEO will not provide treatment to the number of patients anticipated, risks relating to the effects of COVID-19 (coronavirus) as well as the following factors: (i) the adequacy of our financial and other resources, particularly in light of our history of recurring losses and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives; (ii) our ability to complete the development of our product candidates; (iii) our ability to find suitable co-development partners; (iv) our ability to obtain and maintain regulatory approvals for our product candidates in our target markets, the potential delay in receiving such regulatory approvals and the possibility of adverse regulatory or legal actions relating to our product candidates even if regulatory approval is obtained; (v) our ability to commercialize our pharmaceutical product candidates; (vi) our ability to obtain and maintain adequate protection of our intellectual property; (vii) our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; (viii) our ability to establish adequate sales, marketing and distribution channels; (ix) acceptance of our product candidates by healthcare professionals and patients; (x) the possibility that we may face third-party claims of intellectual property infringement; (xi) the timing and results of clinical trials that we may conduct or that our competitors and others may conduct relating to our or their products; (xii) intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; (xiii) potential product liability claims; (xiv) potential adverse federal, state and local government regulation in the United States, Europe or Israel; and (xv) loss or retirement of key executives and research scientists. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 4, 2022, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Investors:

Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1 917 734 7387

Sol-Gel Technologies

Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com